Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-192302
Dated September 28, 2015

For Immediate Release

Citigroup Inc. (NYSE: C)

September 28, 2015

C-Tracks ETNs linked to the Miller/Howard MLP Fundamental Index (MLPC) To Pay Quarterly Coupon

NEW YORK - The C-Tracks Exchange-Traded Notes Based on the Performance of the Miller/Howard MLP Fundamental IndexTM (NYSE Arca: MLPC) will pay a quarterly coupon of $0.2908 per note on October 2, 2015 to holders of record as of the close of business on October 1, 2015. This coupon reflects the ordinary cash distributions of the MLPs underlying the Miller/Howard MLP Fundamental IndexTM net of fees over this past quarter.

Based on their closing price on September 25, 2015 and the declared quarterly coupon, the annualized indicated yield of the ETN is 6.99%.  The annualized indicated yield is equal to the declared quarterly coupon multiplied by four, divided by the closing price of the ETN on September 25, 2015.

The annualized indicated yield is not indicative of future coupon payments, if any, on the ETN. Holders of the ETN are not guaranteed a coupon. Moreover, the annualized indicated yield does not take into account the effect of changes in the closing price of the ETN on the total return realized by an investor in the ETN. The total return realized by an investor in the ETN will depend on the coupons paid, if any, as well as on fluctuations in the price of the ETN. The price of the ETN may decline, resulting in a negative total return to an investor even if the ETN continues to pay a quarterly coupon. For more information, you should review the pricing supplement for the ETN, which is available at the following hyperlink: http://www.c-tracksetns.com/MediaLibrary/7acdc027-6588-46e8-b7d5-3aeaf44a47a1/MH.MLP.C.Tracks.Pricing.Supplement.Amendment.No.2.PDF.

Investing in the ETN involves significant risks. You should read the section entitled “Risk Factors Relating to the C-Tracks” in the pricing supplement for a detailed list of risk factors associated with investing in the C-Tracks.

To learn more about MLPC, visit http://www.c-tracksetns.com/ETN-Miller-Howard-MLP today or call us at 212-723-7349.

Citigroup Inc., the issuer, has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the pricing supplement, the prospectus supplement and the prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the pricing supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

MILLER/HOWARD is a trademark and service mark of Miller Howard Investments Inc. or its affiliates (collectively, “Licensor”), is used throughout the world, and is used under license for certain purposes by Citigroup Global Markets Inc. Reproduction of the Licensor data and information in any form is prohibited except with the prior written permission of Licensor. The investment product referred to herein is not sponsored, endorsed, or distributed by Licensor and Licensor makes no representation regarding the advisability of investing in the product. Because of the possibility of human or mechanical error, Licensor does not guarantee the accuracy, adequacy, completeness or availability of any data and information and is not responsible for any errors or omissions or for the results obtained from the use of such data and information.

© 2015 Citigroup Inc. Member SIPC. All rights reserved. Citi and Citi and Arc Design are trademarks and service mark of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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Citi, the leading global bank, has approximately 200 million customer accounts and does business in more than 160 countries and jurisdictions. Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, transaction services, and wealth management.

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Media Contact:	Scott Helfman	+1 212-816-9241